SEC Mail Processing Section
APR 14 2009
Washington, DC
105

SECURITIES AND EXCHANGE COMMISSION

09056986

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48893

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JESUP & LAMONT SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 FIFTH AVENUE - 3RD FLOOR
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VLAD UCHENIK (212)307-2674
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosen Seymour Shapss Martin & Company LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, VLAD UCHENIK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JESUP & LAMONT SECURITIES CORP., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

4/9/09

Signature

COO/CCO

Title

DONALD LEAVY
Notary Public, State of New York
No. 4520152
Qualified in Kings County
Commission Expires Aug. 31, 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

December 31, 2008

ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants & Profitability Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Jesup & Lamont Securities Corporation:

We have audited the accompanying statement of financial condition of Jesup & Lamont Securities Corporation (a wholly-owned subsidiary of Jesup & Lamont, Inc.) as of December 31, 2008, for filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Jesup & Lamont Securities Corporation at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Rosen Seymour Shapss Martin & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
April 8, 2009

757 THIRD AVENUE, NEW YORK, NY 10017-2049 ❖ TEL. (212) 303-1800 ❖ FAX (212) 755-5600 ❖ www.rssmcpa.com
Member of the Center for Public Company Audit Firms Section of the American Institute of Certified Public Accountants Division for CPA firms.
POLARIS INTERNATIONAL

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

Assets	
Cash and cash equivalents	$ 350,776
Marketable securities owned, at market value	37,027
Securities not readily marketable, at estimated fair value	177,295
Commissions and other receivables from clearing organization	1,071,528
Other receivables	240,913
Deposits at clearing organization	555,054
Furniture and equipment, net	239,392
Prepaid expenses and other assets	280,188
Due from parent	145,932
Due from affiliates	276,369
Notes receivable	615,333
Intagible assets, net	4,188,601
Deferred tax asset	1,873,000
Total assets	$ 10,051,408
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 1,561,259
Securities sold, but not yet purchased, at market value	170,603
Deferred rent payable	5,849
Total liabilities	1,737,711
Stockholder's equity:	
Common stock, no par value, 12,342 shares authorized and outstanding	6,000
Additional paid-in capital	16,391,454
Accumulated deficit	(8,083,757)
Total stockholder's equity	8,313,697
Total liabilities and stockholder's equity	$ 10,051,408

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

1. Organization and Nature of Business

Jesup & Lamont Securities Corporation (the "Company") is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA") and the American Stock Exchange. It is a wholly-owned subsidiary of Jesup & Lamont, Inc. (the "Parent"). Effective January 2, 2008, the Parent changed its name to Jesup & Lamont, Inc. The Company engages in various businesses of a broker dealer including principal and agency trading, investment banking and underwriting activities. The Company clears its securities transactions on a fully disclosed basis with other broker dealers and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, and is not responsible for compliance with Section 4(c) of Regulation T of the Federal Reserve System. There were no liabilities subordinated to the claims of creditors during the year ended December 31, 2008.

2. Significant Accounting Policies

Cash and cash equivalents

The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with an original maturity of three months or less, to be cash equivalents.

Securities owned and securities sold, not yet purchased

Securities owned and securities sold, not yet purchased, which are readily marketable, are recorded at fair value in accordance with FASB 157 with unrealized gains and losses reflected in income. Securities which are not readily marketable are recorded at estimated fair value as determined by management.

Furniture and equipment

Furniture and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of furniture and equipment is provided utilizing the straight line method over the estimated useful lives of the related assets.

Securities transactions

Securities transactions and the related revenues and commissions are recorded on a trade date basis.

Advertising

Advertising costs are expensed as incurred.

Income taxes

The Company is included in the federal income tax return filed by the Parent. Federal and state income taxes are allocated as if the Company filed on a separate return basis.

The Company accounts for income taxes according to Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some or all of the deferred asset will not be realized.

Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

The Company has elected to defer the application of FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 clarifies the accounting for uncertainties in income taxes recognized in a company's financial statements. The Company's policy is to account for contingent income tax liabilities in accordance with FASB 5, Accounting for Contingencies, based on its assessment of probable income tax related exposures and the anticipated settlement of those exposures resulting in actual liabilities. At December 31, 2008, the Company does not believe it has uncertain tax positions that would qualify for either recognition or disclosure in the financial statements.

Management estimates and assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the valuation of securities and the valuation allowance applicable to deferred tax assets. Actual results can differ from those estimates.

Intangible assets

Intangible assets consist of a customer list and trademark. The customer list is being amortized on a straight line basis over its expected economic life of 10 years. The trademark is not amortized but instead is evaluated for impairment annually. If it is determined that the trademark is impaired it will be written down to its estimated fair value.

3. Marketable Securities Owned and Securities Sold, But Not Yet Purchased

FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Statement No. 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following tables present the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2008.

Fair Value Measurements on a Recurring Basis

As of December 31, 2008

	Level 1	Level 2	Level 3	Total
Assets				
Marketable securities owned	$ 37,027	$ -	$ -	$ 37,027
Securities not readily marketable	-	-	177,295	177,295
Totals	$ 37,027	$ -	$ 177,295	$ 214,322
Liabilities				
Securities sold, but not yet purchased	$ 170,603	$ -	$ -	$ 170,603

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2008.

Level 3 Financial Assets and Liabilities

Year ended December 31, 2008

Total Gains/Losses Included in Income

Principal Transactions

	Beginning Balance	Unrealized Gains and (Losses) Related to Assets Held at Year End	Realized Gains and (Losses) Related to Assets No Longer Held	Investment Banking Realized Gains and (Losses) No Positions Held at Year End	Purchases, Issuances, and Settlements	Transfers In (Out)	Ending Balance
Assets							
Securities not readily marketable	$ 276,372	$ (99,077)	$ -	$ -	$ -	$ -	$ 177,295

4. Notes Receivable

The Company has made advances to certain registered representatives in various offices. The resulting notes receivable balance at December 31, 2008 was $615,333 related to these advances.

5. Furniture and Equipment

Components of furniture and equipment include the following:

Leasehold improvements	$ 322,214
Computer equipment	380,134
Furniture and fixtures	263,699
Other equipment	76,565
	1,042,612
Less accumulated depreciation and amortization	(803,220)
	$ 239,392

Depreciation and amortization amounted to $121,382 for the year ended December 31, 2008.

6. Intangible Assets

A summary of the intangible assets at December 31, 2008, is as follows:

Trademarks	$ 3,282,077
Customer list	1,157,266
	4,439,343
Less accumulated amortization	(250,742)
	$ 4,188,601

The estimated annual aggregate amortization expense related to amortizable intangible assets for the five succeeding fiscal years is as follows:

Year Ending December 31	
2009	$ 115,727
2010	115,727
2011	115,727
2012	115,727
2013	115,727

7. Clearing Agreements

The Company's clearing agreement with First Clearing Corp. extends through 2010. If the Company terminates the agreement early it will be subject to certain termination fees. During November 2008 the Company entered into another clearing agreement with Legent Clearing LLC which has an initial term of five years and will automatically renew for successive five year periods unless terminated. If the Company terminates the agreement early it will be subject to certain termination fees.

8. Income Taxes

There was no income tax payable for the year ended December 31, 2008. At December 31, 2008, the Company had deferred tax assets of approximately $1,873,000, which are primarily due to temporary differences such as the tax effect of net operating loss carryforwards. At December 31, 2008, the Company's federal net operating loss carryforwards are approximately $5,335,000, which expire in 2027 and 2028.

9. Net Capital Requirements

As a registered broker dealer, the Company is subject to SEC Uniform Net Capital Rule 15c3-1. The Company's net capital, as defined, is required to be the greater of $100,000 or the minimum net capital based on aggregate indebtedness. As of December 31, 2008, the Company's ratio of aggregate indebtedness to net capital was 4.65 to 1 and its net capital was $314,609 which was $214,609 in excess of the minimum net capital requirement.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k) (2) (ii) as it clears its customer transactions through its correspondent broker on a fully disclosed basis.

10. Transactions With Parent Companies

Before the sale to Empire Financial Holding Company in November 2006, the Company's previous parent was a non-operating holding company. A balance of $68,044 remains due from the Company's previous parent at December 31, 2008.

During 2008 the Chairman and President left the company. The receivable from the former Parent was included in the settlement with these officers and transferred to the current Parent in the amount of $47,270.

During 2008, Jesup Lamont, Inc the current parent made cash contributions to capital of $5,175,000 which were recorded as additional paid-in capital. In addition, the Parent advanced the Company approximately $103,544, and had various other transactions with the Company resulting in an net increase in the due from Parent of $10,828. The Company's not readily marketable securities collateralize certain Parent company debt.

11. Commitments and Contingencies

Operating Leases

As of December 31, 2008, the Company is obligated under several non-cancelable operating lease agreements for office space, expiring at various dates through March 31, 2015. Deferred rent includes $5,849 representing the difference between rent payable calculated over the lease terms on a straight-line basis and rent payable on a cash basis. For the year ended December 31, 2008, rent expense was reduced by $14,136 for amortization of these amounts. Rent expense for all leases for the year ended December 31, 2008 totaled $1,742,860. The Company is also obligated under several non-cancelable operating lease agreements for office equipment expiring at various dates through March 2011. The Company has assumed the lease obligations of an affiliated company under common ownership which are listed below. The leases provide for minimum lease payments over the next five years as follows:

Year Ending December 31,	Company Leases	Affiliate Leases	Total Leases
2009	$ 1,348,720	$ 842,646	$ 1,932,269
2010	$ 1,021,917	$ 636,756	$ 1,399,577
2011	$ 388,464	$ 254,049	$ 610,580
2012	$ 296,950	$ -	$ 296,950
2013	$ 154,866	$ -	$ 154,866

Collateral for Parent Company Loan – Fifth Third Bank

On January 31, 2007, the Company's Parent obtained a $2 million credit line from Fifth Third Bank. As part of that credit line agreement, the Parent pledged 100% of the Company's stock as collateral. The line expired on February 1, 2008.

On March 19, 2008, effective as of January 29, 2008, Fifth Third Bank converted the credit line to a note payable. At December 31, 2008 the Parent had a balance of $1,149,450 on the note arising from the conversion of the amount due under the line. Under the new note payable, 100% of the

Company's stock is still pledged as collateral. The note carries certain restrictions that require pre-approval from Fifth Third Bank for certain events, including but not limited to, divesture of business assets. The note carries interest at the Bank's Prime Rate plus 4% (7.25% at December 31, 2008) and matured on April 2, 2009. See Note 13.

Collateral for Parent Company Loan – Legent Clearing LLC

The Parent Company entered into a loan agreement with Legent Clearing LLC during 2008 for an advance of $2,000,000. This loan matures on November 3, 2018 and bears interest at 4.25% plus the prime rate. Under the terms of this loan to the Parent, the principal and interest shall be forgiven at a rate of $10 for each equity or option trade by the Company and cleared by Legent Clearing LLC. All unforgiven principal, unforgiven interest, fees and penalties due under the note shall be due on the Maturity date.

Legal Matters

The Company is a defendant from time to time in actions for matters arising out of their business operations. The Company's business involves substantial risks of liability, including exposure to liability under federal and state securities laws in connection with the underwriting or distribution of securities and claims by dissatisfied clients for fraud, unauthorized trading, churning, mismanagement and breach of fiduciary duty. In recent years there has been an increasing incidence of litigation involving the securities industry, including class actions which generally seek rescission and substantial damages. In the ordinary course of business, the Company and its principals are, and may become a party to additional legal or regulatory proceedings or arbitrations. In addition, the Company is involved from time to time as parties in various regulatory proceedings with governmental authorities, and administrative agencies. The Company does not believe that any other matters or proceedings presently pending will have a material adverse effect on its financial position, results of operations or liquidity. The following are open claims against the Company.

A competing brokerage firm filed a claim against the Company alleging unfair competition, raiding and related recruitment of registered representatives from this broker. Damages were not specified by the claimant. The action was dismissed in April 2009.

A competing brokerage firm is seeking a permanent injunction (from competing with this broker dealer) against the Company and seven of its employees who had worked for this securities dealer. Claimant further seeks damages as a result of purported losses sustained to date. The Company is vigorously contesting this claim, and doesn't expect any material damages to be awarded against the Company.

12. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company's transactions are cleared by another broker dealer in securities pursuant to a clearance agreement. Although the Company clears its transactions through another broker dealer in securities, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.

The Company maintains its cash on bank deposit accounts which, at times may exceed federal insured limits. At December 31, 2008, substantially all of the securities owned and the amounts due from brokers reflected in the statement of financial condition are positions held at and amounts due from one clearing broker, a large financial institution. The Company is subject to credit risk should this broker be unable to fulfill its obligations.

13. Subsequent Events

Since January 1, 2009, the Parent company has contributed $3,789,980 to the capital of the Company.

The Parent is in discussions with Fifth Third Bank regarding extension of the note that is collateralized by 100% of the Company's stock and believes that the due date will be extended. See Note 11.